Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the months of: May and June 2008

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                               Form 40-F
                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                                  No   X
                      -----                                               ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index
                                  -------------

1. May 13, 2008 German Press Release - SGL Group increases Graphite Electrode prices

2. May 27, 2008 German Press Release -HITCO to Supply Composite Components to Alenia Aeronautica for BOEING 787 "Dreamliner" Program

3. May 28, 2008 German Press Release - SGL Group Announces Opening of the Central Technology & Innovation Center in Meitingen

4. June 2, 2008 German Press Release - New Chief Financial Officer at SGL Carbon AG

                                                                       Exhibit 1

SGL Group increases Graphite Electrode prices

Wiesbaden, May 13, 2008. The SGL Group - The Carbon Company - announces today the following price increase for its Graphite Electrodes effective immediately for all new business:


         Europe:

         o        Regular-size Graphite Electrodes:    5500 (euro)/MT
         o        Extra-size Graphite Electrodes:      5800 (euro)/MT


         Americas, Asia (excluding China*), Near Middle East and Africa:

         o        Regular-size Graphite Electrodes:   3,89 US-$/lb (8580US-$/mt)
         o        Extra-size Graphite Electrodes:     4,10 US-$/lb (9050US-$/mt)


Regular-sized is defined as: diameter 14" (350 mm) - 24" (600 mm)
Extra-sized is defined as: diameter 26" (650 mm) - 30" (750 mm)

These prices will be applicable for all new orders effective immediately until further notice and for shipments through December 31st, 2009.

This price increase is required due to the unprecedented cost increases for raw materials, especially needle coke, energy and freight for 2009 as well as SGL Group's commitment to invest in its Graphite Electrodes business.


* Pricing in China is the sole responsibility of the joint venture between the SGL Group and Tokai in Shanghai (STS).


About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.



SGL Group - The Carbon Company

Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden, Germany
Tel.: +49 (0)611 6029-100, Fax: +49 (0)611 6029-101
Email: presse@sglcarbon.de, Website: www.sglcarbon.de

With 38 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2007, the Company's workforce of around 5,900 generated sales of (euro) 1.4 billion. The Company's head office is located in Wiesbaden/Germany.


Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Group does not intend to update these forward-looking statements.



Press Contact:
--------------
Corporate Communications / Press Office / Tino Fritsch
Tel.: +49 (0)611 60 29-105 / Fax: +49 (0)611 60 29-101
Mobile: +49 (0)170 540 2667
E-mail: tino.fritsch@sglcarbon.de / Website: www.sglcarbon.de

                                                                       Exhibit 2

HITCO to Supply Composite Components to Alenia Aeronautica for BOEING 787 "Dreamliner" Program

Los Angeles / Wiesbaden, May 27, 2008. HITCO Carbon Composites, Inc., California/USA, a subsidiary of the SGL Group - The Carbon Company - announced today that it has signed a Long Term Agreement with Alenia Aeronautica, S.p.A., a Finmeccanica Company, to supply the Trailing Edge Components for the Boeing 787 Horizontal Stabilizer.

HITCO will begin delivering flight hardware in the second quarter of 2008. In addition, Alenia has selected HITCO to supply a range of other composite components for the B 787. These components will be delivered directly to Alenia as well as to other Alenia subcontractors. Boeing Commercial Airplanes contracted Alenia as a Tier I supplier to build the aft fuselage and other sections of the B 787 Dreamliner aircraft.

"HITCO was selected to produce the Trailing Edge components for the B 787 Horizontal Stabilizer because of its established performance as a Gold Supplier to Boeing - particularly the C 17 and B 767 programs and its approval to Boeing's Process Specification 5578. The factors above along with HITCO's ongoing transformation to a state-of-the-art fully automated production facility utilizing lean manufacturing principles, are making our goal of becoming a Best in Class Tier II carbon composites supplier for the aircraft industry a reality," said Edward G. Carson, HITCO's Chief Operating Officer.


About HITCO Carbon Composites, Inc.
-----------------------------------
HITCO Carbon Composites, Inc. was founded in 1922 and manufactures advanced composite materials primarily for aerospace and defense applications. HITCO continues to be an innovative leader in the advancement of carbon composite technologies and continues to strategically focus within the SGL Group on new projects for aerospace/aircraft and defense applications.


About Alenia Aeronautica
------------------------
Alenia Aeronautica, a Finmeccanica Company, is the largest Italian aeronautic player which operates world-wide in the commercial and military aviation, unmanned aerial vehicles and aerostructures. Alenia Aeronautica also coordinates the activities of Alenia Aermacchi and Alenia Aeronavali - wholly owned companies - respectively active in the design and manufacturing of military trainer aircraft and in the overhaul, maintenance and modification of military and civil aircraft.



SGL Group - The Carbon Company

Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden, Germany
Tel.: +49 (0)611 6029-100, Fax: +49 (0)611 6029-101
Email: press@sglcarbon.de, Website: www.sglcarbon.de

About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With 38 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2007, the Company's workforce of around 5,900 generated sales of (euro) 1.4 billion. The Company's head office is located in Wiesbaden/Germany.


Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Group does not intend to update these forward-looking statements.



Press Contact:
--------------
Corporate Communications / Press Office / Tino Fritsch
Tel.: +49 (0)611 60 29-105 / Fax: +49 (0)611 60 29-101
Mobile: +49 (0)170 540 2667
E-mail: tino.fritsch@sglcarbon.de / Website: www.sglcarbon.de

                                                                       Exhibit 3


SGL Group Announces Opening of the Central Technology & Innovation Center in Meitingen


Wiesbaden/Meitingen, May 28, 2008. SGL Group - The Carbon Company - inaugurates its new Technology & Innovation Center (T&I Center) in Meitingen today. With this new opening, the Company's dispersive global research and development activities are combined under one roof in SGL Group's largest site worldwide. The new central R&D Center offers space for up to 150 scientific jobs, out of which 15 new jobs are to be created for experts from external research institutes within joint projects. Total investment cost amounts to over (euro)10 million.

"The new T&I Center in Meitingen underscores SGL Group's commitment to Germany as a technology location and to Meitingen as one production site with the broadest product portfolio. Bundling all research activities, the T&I Center creates corporate synergies and promotes innovation. With this approach, the Group's R&D development achieves an important contribution to fulfilling our growth targets", said Robert J. Koehler, CEO of the SGL Group.

Development of the central research work is aligned towards the Group's strategic positioning, showing advantage of comprehensively combining material, process and application expertise for various businesses. This guarantees close cooperation with the business units. In addition to further development of the existing businesses, T&I also concentrates on identifying and implementing innovative business ideas from idea selection up to maturation to make these ideas prepared for a market launch, which includes pilot system testing and creation of new technology platforms. Cooperation with scientific institutes such as the Technical University of Munich or the University of Augsburg, and close cooperation with industrial partners are both to be further strengthened to achieve this. An essential focus among all these activities is to further enhance the carbon fiber technology and related applications.


Data and facts about T&I Center:
--------------------------------
Start of construction:              March 19, 2007
Topping out ceremony:               October 5, 2007
Inauguration:                       May 28, 2008
Construction duration:              14 months



SGL Group - The Carbon Company

Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden, Germany
Tel.: +49 (0)611 6029-100, Fax: +49 (0)611 6029-101
Email: press@sglcarbon.de, Website: www.sglcarbon.de

About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With 38 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2007, the Company's workforce of around 5,900 generated sales of (euro) 1.4 billion. The Company's head office is located in Wiesbaden/Germany.


Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Group does not intend to update these forward-looking statements.



Press Contact:
--------------
Corporate Communications / Press Office / Tino Fritsch
Tel.: +49 (0)611 60 29-105 / Fax: +49 (0)611 60 29-101
Mobile: +49 (0)170 540 2667
E-mail: tino.fritsch@sglcarbon.de / Website: www.sglcarbon.de

                                                                       Exhibit 4




New Chief Financial Officer at SGL Carbon AG


Wiesbaden, June 2nd, 2008. The Supervisory Board of SGL Carbon AG today appointed Jurgen Muth (51) as Chief Financial Officer as of July 1, 2008.

Sten Daugaard is leaving the Company upon his own request as of June 30, 2008 to return to his native country Denmark to fulfill family commitments. Supervisory Board and Board of Management regret his departure and thank him for his successful contribution within the last years and wish him all the best.

Jurgen Muth joined end 2005 the SGL Group as Member of the Management Committee Graphite Materials & Systems (GMS) responsible for Controlling and Business Administration.

From 2001 to 2005 Jurgen Muth was CFO with Trevira Holding GmbH in Hattersheim/Main.

For the preceding 5 years, he had been CFO responsible for Finance and Accounting, Human Resources, IT as well as Purchasing and Logistics at DyStar GmbH, Frankfurt am Main. In this role, he was also responsible for establishing the commercial organization of the joint venture founded by Bayer AG and Hoechst AG.

During these 10 years at DyStar and Trevira, Jurgen Muth accumulated substantial experience in the financial and M&A market.

He is married and has two children.



About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.


SGL Group - The Carbon Company

Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden, Germany
Tel.: +49 (0)611 602 9105, fax: +49 (0)611 602 9101
Email: press@sglcarbon.de, Website: www.sglcarbon.de

With 38 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2007, the Company's workforce of around 5,900 generated sales of (euro) 1.4 billion. The Company's head office is located in Wiesbaden/Germany.


Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Group does not intend to update these forward-looking statements.



Press Contact:
--------------
Corporate Communications / Press Office / Tino Fritsch
Tel.: +49 (0)611 60 29-105 / Fax: +49 (0)611 60 29-101
Mobile: +49 (0)170 540 2667
E-mail: tino.fritsch@sglcarbon.de / Website: www.sglcarbon.com

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             SGL CARBON Aktiengesellschaft



Date: June 24, 2008                 By:      /s/ Robert J. Kohler
                                             ------------------------------
                                             Name:    Robert J. Koehler
                                             Title:   Chairman of the Board of
                                                      Management


                                    By:      /s/ Sten Daugaard
                                             ------------------------------
                                             Name:    Mr. Sten Daugaard
                                             Title:   Member of the Board of
                                                      Management